UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 4, 2021

Commission File Number: 000-56227

BESPOKE CAPITAL ACQUISITION
CORP.

(Exact Name of registrant as specified in its charter)

3rd Floor

115 Park Street

London, W1K 7AP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Agreement to Acquire Vintage Wine Estates, Inc.

On February 4, 2021, Bespoke Capital Acquisition Corp., a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia (“Bespoke”), VWE Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bespoke (“VWE Acquisition Sub”), Vintage Wine Estates, Inc., a California corporation (“VWE”), Bespoke Sponsor Capital LP, a Cayman Islands limited partnership (the “Sponsor”), and, solely in the capacity as the Seller’s representative, Darrell D. Swank, entered into a Transaction Agreement (the “Transaction Agreement”) pursuant to which VWE Acquisition Sub will merge with and into VWE, with VWE as the surviving corporation and a wholly owned subsidiary of Bespoke. Prior the closing of the business combination, and in accordance with the terms of the Transaction Agreement, Bespoke will continue out of the Province of British Columbia into the State of Nevada and domesticate as a Nevada corporation named Vintage Wine Estates, Inc.

The transactions are subject to customary closing conditions, including, among others, Bespoke and VWE shareholder approval. In connection with the consummation of the merger and related transactions, certain VWE shareholders and the Sponsor will enter into an investor rights agreement, which will provide for, among other things, voting agreements, registration rights and certain other restrictions.

Attached hereto as Exhibit 99.1 and incorporated herein by reference is a copy of the press release relating to the acquisition. Attached hereto as Exhibit 99.2 and incorporated herein by reference is the form of presentation to be used by Bespoke in presentations for certain of its securityholders and other persons.

EXHIBIT INDEX

Exhibit	Title
99.1	Press Release dated as of February 4, 2021
99.2	Investor Presentation

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this Report, and on the current expectations of Bespokes’s and VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of Bespoke. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of Bespoke or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by Bespoke’s shareholders in connection with the transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of Bespoke filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that Bespoke does not know or that Bespoke currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect Bespoke’s expectations, plans or forecasts of future events and views as of the date of this Report. Bespoke undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, Bespoke intends to file: (1) with the SEC a consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which will include a consent solicitation statement of VWE and a prospectus of Bespoke and will be distributed to Bespoke shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws; and (3) if required, with Canadian securities regulatory authorities a proxy circular (the “Proxy Circular”) under Canadian securities laws, which will be distributed to Bespoke shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BESPOKE WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BESPOKE, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents (when available) and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to Bespoke at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Participants in the Solicitation

Bespoke and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of Bespoke is set forth in its final long-form prospectus dated August 8, 2019, filed with each of the SEC and Canadian securities regulatory authorities. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus, the Proxy Circular and other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

Nothing herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BESPOKE CAPITAL ACQUISITION CORP.
(Registrant)

February 4, 2021	By:	/s/ Mark Harms
Mark Harms
Chief Executive Officer